Exhibit 59

The AMP Connection
a daily update for Pennsylvania legislators

SEPTEMBER 23, 1998

               MIDSTATE LEGISLATIVE CAUCUS UNANIMOUSLY BACKS
                                AMP REQUEST


The central Pennsylvania Legislative Republican Caucus voted 20 to 0 Monday to support a proposal to tighten Pennsylvania's anti-takeover law. AMP Incorporated thanks the Caucus for their show of support.

Currently, AlliedSignal is trying to take control of AMP by asking shareowners to act by written consent without a meeting. The proposed amendment would eliminate this shortcut, which is being used by AlliedSignal in its unsolicited attempt to acquire AMP. The proposed change would provide that for a period of 18 months following an unsolicited attempt to acquire control of a Pennsylvania corporation, shareholder action could be taken only at a sanctioned shareholder meeting, where important decisions can be considered carefully and properly.

The vote followed a meeting with AMP's new chairman and chief executive officer, Bob Ripp. He told lawmakers the amendment would help AMP, which has been a major employer in Pennsylvania for more than 50 years, have a fair chance to show that the implementation of its profit improvement plan is in the best interest of AMP and its constituents.

"It's clear to me that central Pennsylvania legislators are listening to AMP workers, suppliers, customers and community leaders," Ripp said. "I think I can speak for all of the 8,000 employees in Pennsylvania and the thousands of retirees in expressing our thanks. We now need their active advocacy with legislative leadership. Their calls, e-mails and written notes have made it clear to the legislators what's at stake for their constituents, and it's great to be able to count on their help."

Ripp noted that several Caucus members had tough questions, but that in the end it comes down to whether local AMP management or New Jersey-based AlliedSignal is best suited to provide jobs in Pennsylvania.

Ripp said the company will continue its briefings with legislators who were not in yesterday's meeting. He noted that the next steps are to move the proposal through committee and the full House, then get approval of the Senate. Finally, the proposal would require the approval of Governor Ridge.

"We feel very good about our progress to date on this effort and even more importantly on our profit improvement plan," Ripp said. "We still need the support of the legislative leadership and the Governor, and we hope to earn their support. Our message to legislators is that AMP has been a major Pennsylvania employer and taxpayer, and an outstanding corporate citizen for more than 50 years. AlliedSignal's hostile attempt to take over AMP is incompatible with what we have meant to Pennsylvania."

AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Bo ston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.